SUB-ITEM 77C: Matters Submitted to a Vote of Security Holders

The Asia Tigers Fund, Inc.


On November 16, 2011, a Special Meeting of
Shareholders of The Asia Tigers Fund, Inc. was held at the offices of Simpson Thacher & Bartlett LLP
425 Lexington Avenue, New York, New York and the following matter was voted upon.

(1) To approve a New Advisory agreement between the Fund and Aberdeen Asset Management Asia Limited, pursuant to which Aberdeen Asset Management Asia
Limited will become the Fund's new investment manager.

Number of Shares/Votes

      Voted For      Votes Against/Abstain
      1,446,881          207,478


The Annual Meeting of Shareholders of the Fund was held on February 17, 2012 at the offices of Simpson
Thacher & Bartlett LLP 425 Lexington Avenue, New
York, New York. The description of the proposals and number of shares voted at the meeting are as follows:

(1) To elect certain directors to the Board of Directors of the Fund:

      Votes
                         Votes For     Withheld
  Jeswald W. Salacuse    2,178,418     389,557
  Martin Gilbert         2,192,106     375,869

Directors whose term of office continued beyond this meeting are as follows: Luis F. Rubio, Lawrence K. Becker, and Leslie H. Gelb.